Filed by Criteo Holdings, Inc. purunt to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Criteo S.A.
Commission File No.: 001-36153
Employee Note

Sender:	Michael Komasinski:(m.komasinski@criteo.com)
Receiver:	All internal Criteos: (Criteo.internal@criteo.com)
Channel:	Email
Subject:	Update on Criteo’s redomiciliation process
Date & Time:	Wednesday, July 29 at 6:05 am ET
Hi Criteos,
When we announced Criteo’s planned redomiciliation process last October, we said we’d keep you updated. Today we’re sharing that Criteo has completed the first step by transferring its legal domicile from France to Luxembourg, and that our Board approved the second and final step, moving our legal domicile from Luxembourg to the United States, which we expect to complete in January 2027.
The reasons for this move remain the same as when we first shared our plans. Operating as a U.S.-domiciled company is expected to reduce the complexities of our current corporate structure, increase our capital management flexibility, and create opportunities to expand our shareholder base by attracting a broader range of investors. This is about putting Criteo in the strongest possible position for the long term.
As part of today's announcement, Criteo shares are now listed directly on Nasdaq under the ticker CRTO. If you participate in our employee equity plans or previously held ADSs, your shares have been automatically converted to ordinary shares. No action is required on your part.
It’s worth reiterating that redomiciliation is a legal and administrative change only. It doesn’t affect our strategy, our operations, or our people. France will continue to play a central role in Criteo's future, with our employees, innovation, operations, and long-standing French heritage remaining fundamental to our success.
The U.S. redomiciliation will be subject to shareholder approval, which will take place later this year. We’ll continue to keep you updated as we move through the process.
We also announced that after we redomicile to the United States, we intend to move our listing from Nasdaq to the New York Stock Exchange (NYSE), one of the world's leading stock exchanges. Criteo expects to benefit from NYSE’s index advisory capabilities, which we believe can support consideration for inclusion in major indices and enhance our positioning in U.S. capital markets. We’ll have the opportunity to celebrate this milestone with a bell ringing ceremony at the NYSE early next year. We look forward to sharing more on that when the time comes.
We’ll cover this in more detail during The Business Bulletin on August 6 at 9:00am ET / 3:00pm CET. The FAQ answers many of the questions you may have, and the press release below provides more detail.
Thanks for everything you’re doing as we continue building Criteo for the long term.
Michael K.
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Criteo Completes Redomiciliation from France to Luxembourg; Board Approves Next Step Toward U.S. Domicile
Subsequent transfer of Criteo’s legal domicile from Luxembourg to U.S. is expected to be completed in January 2027
NEW YORK, July 29, 2026 – Criteo S.A. (NASDAQ: CRTO) (“Criteo” or the “Company”), the global commerce intelligence platform, announced today the completion of the previously announced transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”), effective July 29, 2026.
In connection with the Conversion, the Company terminated its American Depositary Share (“ADS”) program, and each holder of ADSs at the time of the Conversion mandatorily surrendered such ADSs, automatically receiving instead one ordinary share of the Company per ADS. The ordinary shares of the Company will begin directly trading on Nasdaq under the same ticker symbol “CRTO” upon market open today.
Following the Conversion and the completion of the Company’s works council consultation, the Board of Directors of Criteo approved the subsequent transfer of the Company’s legal domicile from Luxembourg to the United States, which will be achieved via a cross-border merger of the Company with and into a wholly owned U.S. subsidiary (the “U.S. Merger”). The U.S. Merger is subject to shareholder approval and other customary conditions, and is expected to be completed in January 2027.
“Criteo’s redomiciliation to Luxembourg is an important milestone in our journey toward becoming a U.S.-domiciled company, which the Board is confident will increase long-term shareholder value and corporate flexibility. I would like to thank our shareholders for their continued support as we advance this process,” said Frederik Van der Kooi, Chairman of the Board of Directors.
As previously announced, and after considering various factors, Criteo’s Board of Directors believes that the Conversion and the subsequent U.S. Merger will enhance shareholder value over the long-term by providing potential strategic opportunities and benefits, including:
•Positioning Criteo for inclusion in U.S. indices, subject to meeting other eligibility criteria, thereby expanding its access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base.
•Providing greater capital management flexibility by reducing or eliminating restrictions related to share repurchases and holdings of treasury shares.
•Eliminating fees and complexities associated with ADSs, potentially increasing stock liquidity.
In connection with its redomiciliation to the U.S., Criteo expects to move the listing of its common stock from Nasdaq to the New York Stock Exchange (“NYSE”), effective upon completion of the U.S. Merger and subject to applicable listing requirements. Criteo expects to benefit from the NYSE’s index advisory capabilities, which the Company believes can support consideration for inclusion in major indices and enhance its positioning in U.S. capital markets.
Contacts
Investor Relations
Melanie Dambre, m.dambre@criteo.com
Public Relations
Amanda Echavarri, a.echavarri@criteo.com

About Criteo
Criteo (NASDAQ: CRTO) is the global commerce intelligence platform that drives performance for brands, agencies, retailers, and publishers. Built on proprietary commerce data from more than $1 trillion in annual sales and two decades of AI innovation, Criteo helps companies across the ecosystem make smarter decisions and achieve better outcomes, while delivering more relevant experiences for shoppers. With thousands of clients and deep partnerships across global retail and digital commerce, Criteo provides the technology and insights businesses need to compete and grow. For more information, please visit criteo.com
Disclaimers
Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to the U.S. Merger and our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the U.S. Merger; failure to satisfy any of the other conditions to the U.S. Merger; the U.S. Merger not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the Conversion or the U.S. Merger; failure to maintain our listing on Nasdaq following the Conversion or failure to list our common stock on NYSE following the U.S. Merger or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the Conversion or the U.S. Merger; the disruption of current plans and operations; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the Conversion or the U.S. Merger; difficulty in adapting to operating under the laws of Luxembourg or the United States; the delay or abandonment of the U.S. Merger; costs or taxes related to the Conversion or the U.S. Merger; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s and its subsidiaries’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed by a subsidiary of Criteo in connection with the U.S. Merger, as well as future filings and reports by Criteo and its subsidiaries. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information and Where to Find It
In connection with the U.S. Merger, a subsidiary of Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the U.S. Merger and related proposals and will also constitute a preliminary prospectus of such subsidiary. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the U.S. Merger and related proposals as will be set forth in the proxy statement / prospectus. Criteo and its subsidiaries may also file other relevant documents with the SEC regarding the U.S. Merger. This communication is not a substitute for the Registration Statements on Form S-4, the proxy statement / prospectus or any other document that Criteo or its subsidiaries may file with the SEC with respect to the U.S. Merger (in each case, if and when available). The definitive proxy statement / prospectus will be made available to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO, ITS SUBSIDIARY AND THE U.S. MERGER.
Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the U.S. Merger, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at criteo.investorroom.com.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the U.S. Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Participants in the Solicitation
Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the U.S. Merger. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2026 Annual Meeting of Shareholders, which was filed with the SEC on May 8, 2026. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the U.S. Merger to be filed with the SEC if and when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It” if and when they become available.